CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, SUITE 3-200
AUSTIN, TEXAS 78730-1111
512-249-7000

306 WEST SEVENTH STREET, SUITE 302
FORT WORTH, TEXAS 76102-4987
817-336-2461
www.cgaus.com

1000 LOUISIANA STREET, SUITE 1900
HOUSTON, TEXAS 77002-5008
713-651-9944

March 15, 2024

Mr. Bryan Freeman – Executive Vice President
Prairie Operating Company
602 Sawyer Street
Houston, TX 77007

Re: Evaluation Summary
Prairie Operating Co. Interests
– Initial Genesis Assets
Possible Undeveloped Reserves
As of January 31, 2024

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue

Dear Mr. Freeman:

As requested, this report was prepared on March 15, 2024 for *Prairie Operating Co.* ("Prairie") interests in the Initial Genesis Assets, for the purpose of public disclosure by Prairie in filings made with the *Securities and Exchange Commission* ("SEC") in accordance with the disclosure requirements set forth in the SEC regulations. We evaluated 100% of the Initial Genesis Assets possible undeveloped reserves in Weld County, as per information from Prairie. This evaluation utilized an effective date of January 31, 2024, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the SEC. The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Possible Undeveloped
Net Reserves		
Oil	- Mbbl	92,685.7
Gas	- MMcf	181,420.0
NGL	- Mbbl	28,815.1
Net Revenue		
Oil	- M$	7,089,529.3
Gas	- M$	396,963.5
NGL	- M$	808,408.3
Severance Taxes	- M$	414,745.1
Ad Valorem Taxes	- M$	124,423.5
Future Production Costs	- M$	1,694,657.0
Future Development Costs	- M$	1,815,552.4
Net Operating Income (BFIT)	- M$	4,245,523.1
Discounted @ 10% ***(Present Worth)***	**- M$**	**1,980,699.3**

Net Revenue is prior to deducting state production taxes and ad valorem taxes. *Future net cash flow* (net operating income) is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the *future net cash flow* has been discounted at an annual rate of ten (10) percent to determine *present worth*. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties by Cawley, Gillespie & Associates, Inc. ("CG&A").

The oil reserves include oil and condensate. Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Presentation

The report is divided into one (1) reserve category section: Possible Undeveloped ("POSS"). Within the POSS reserve category section is a grand total Table I summary. Table I displays composite reserve estimates and economic forecasts for the particular category. The data presented in the summary table is explained on page one (1) of the Appendix. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for January 31, 2024 were $77.50/bbl and $2.554/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The SEC base oil price is based upon WTI-Cushing spot prices (EIA) and the SEC base gas price is based upon Henry Hub spot prices (Platts Gas Daily) from February 2023 through January 2024. Furthermore, NGL prices were adjusted on a per-property basis and averaged 36.7% of the net oil price on a composite basis.

Adjustments to oil and gas prices were made based upon data provided by your office and include adjustments for treating costs and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the properties were estimated to be $76.490 per barrel of oil, $2.188 per MCF of gas and $28.055 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Future development costs (capital investments) and future production costs (lease operating expenses) were forecast as provided by your office and reviewed in detail for reasonableness. As you explained, the capital costs were based on the most current estimates, lease operating expenses (LOE) were based on the analysis of regional average expenses. LOE includes fixed and variable components. The fixed LOE costs represent all costs not tied to produced volumes and can be found as Operating Expense (column 22) in the attached tables. The variable costs consist of fees for gas compression, processing and transportation, and other variable expenses. These costs can be found as Other Deductions (column 27) in the attached tables. Future development costs and future production costs were held constant in accordance with SEC guidelines.

Severance tax rates were applied at normal state percentages of oil and gas revenue, ad valorem taxes were based on historic data as provided by the company and both were applied on a well-by-well basis.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined on pages three (3) and four (4) of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

CG&A evaluated 420 POSS locations, targeting the Codell or Niobrara reservoirs in Weld County, Colorado. Undeveloped reserves were assigned based on regional type curves and analogy to recent, modern completions. The development schedule was provided by *Prairie Operating Co.* based upon their go forward plan and was accepted as furnished. In our opinion, Prairie has indicated it has every intent to complete this development plan as scheduled. Furthermore, Prairie has indicated to CG&A that it has adequate company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

Reserve Estimation Methods

The methods employed in estimating reserves are described on page two (2) of the Appendix. All reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends mainly on the amount of the reliable geologic and engineering data available at the time of the estimate and the interpretation of such data, as well as the inherent uncertainties attributable to variations in reservoir and rock quality, offset drainage, mechanical wellbore integrity among others. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.

Non-producing reserve estimates were forecast using either production performance, volumetric or analogy methods, or a combination of each. These methods provide a relatively high degree of accuracy for predicting PUD reserves for the Prairie properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. A relatively small portion of Prairie's drill site locations are on the Pawnee National Grassland. Prairie does not foresee an issue with drilling on these locations. However, possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been considered in this evaluation as directed.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or *Prairie Operating Co.* and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

STATE OF TEXAS
W. TODD BROOKER
83462
LICENSED
PROFESSIONAL ENGINEER

W. TODD BROOKER, P.E.
PRESIDENT

AGUSTIN PRESAS JR.
VICE PRESIDENT

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, SUITE 3-200
AUSTIN, TEXAS 78730-1111
512-249-7000

306 WEST SEVENTH STREET, SUITE 302
FORT WORTH, TEXAS 76102-4987
817-336-2461
www.cgaus.com

1000 LOUISIANA STREET, SUITE 1900
HOUSTON, TEXAS 77002-5008
713-651-9944

Professional Qualifications of W. Todd Brooker, P.E.
Primary Technical Person

The evaluation summarized by this report was conducted by a proficient team of geologists and reservoir engineers who integrate geological, geophysical, engineering and economic data to produce high quality reserve estimates and economic forecasts. This report was supervised by Todd Brooker, President of Cawley, Gillespie & Associates, Inc. (CG&A).

Prior to joining CG&A, Mr. Brooker worked in Gulf of Mexico drilling and production engineering at Chevron USA. Mr. Brooker has been an employee of CG&A since 1992 and became President in 2017. His responsibilities include reserve and economic evaluations, fair market valuations, expert reporting and testimony, field/reservoir studies, pipeline resource assessments, field development planning and acquisition/divestiture analysis. His reserve reports are routinely used for public company U.S. Securities and Exchange Commission (SEC) disclosures. His experience includes significant projects in both conventional and unconventional resources in every major U.S. producing basin and abroad, including oil and gas shale plays, coalbed methane fields, waterfloods and complex, faulted structures.

Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science degree in Petroleum Engineering. He is a registered Professional Engineer in the State of Texas (License #83462), and a member of the Society of Petroleum Engineers (SPE) and the Society of Petroleum Evaluation Engineers (SPEE).

Based on his educational background, professional training and more than 30 years of experience, Mr. Brooker and CG&A continue to deliver independent, professional, ethical and reliable engineering and geological services to the petroleum industry.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

TABLE OF CONTENTS
Prairie Operating Co. Interests – Initial Genesis Assets
As of January 31, 2024

Note: *Table I's are Grand Total Summaries of Reserves and Economics.*

Table I- POSS

Composite Reserve Estimates and Economic Forecasts
Prairie Operating Co. Interests - Initial Genesis Assets
Certain Properties in Weld Co., Colorado
Possible Undeveloped Reserves
As of January 31, 2024

(1) End Mo-Year	(2) Gross Oil Production MBBLS	(3) Gross Gas Production MMCF	(4) Gross NGL Production MBBLS	(5) Net Oil Production MBBLS	(6) Net Gas Sales MMCF	(7) Net NGL Production MBBLS	(8) Avg Oil Price $/BBL	(9) Avg Gas Price $/MCF	(10) Avg NGL Price $/BBL
12-2024	786.0	749.0	93.6	370.075	277.762	44.117	76.490	2.188	28.055
12-2025	10,978.4	14,696.1	1,837.0	5,623.736	5,798.146	920.925	76.490	2.188	28.055
12-2026	21,090.9	37,226.5	4,653.3	11,723.916	15,996.928	2,540.808	76.490	2.188	28.055
12-2027	26,776.6	52,800.8	6,600.1	14,705.199	22,891.989	3,635.958	76.490	2.188	28.055
12-2028	25,527.8	54,332.9	6,791.6	13,718.185	23,150.945	3,677.088	76.490	2.188	28.055
12-2029	16,011.7	44,351.2	5,543.9	8,458.005	18,481.966	2,935.509	76.490	2.188	28.055
12-2030	9,686.0	28,762.9	3,595.4	5,170.127	12,067.325	1,916.665	76.490	2.188	28.055
12-2031	7,096.6	21,565.7	2,695.7	3,801.172	9,073.483	1,441.150	76.490	2.188	28.055
12-2032	5,628.6	17,360.6	2,170.1	3,020.086	7,314.847	1,161.825	76.490	2.188	28.055
12-2033	4,641.2	14,473.7	1,809.2	2,492.835	6,103.762	969.467	76.490	2.188	28.055
12-2034	3,953.2	12,436.9	1,554.6	2,124.745	5,247.813	833.515	76.490	2.188	28.055
12-2035	3,439.3	10,899.5	1,362.4	1,849.410	4,600.974	730.777	76.490	2.188	28.055
12-2036	3,048.6	9,721.9	1,215.2	1,639.864	4,105.160	652.027	76.490	2.188	28.055
12-2037	2,721.8	8,727.5	1,090.9	1,464.450	3,686.124	585.471	76.490	2.188	28.055
12-2038	2,462.1	7,933.6	991.7	1,325.018	3,351.420	532.309	76.490	2.188	28.055
12-2039	2,246.2	7,269.7	908.7	1,209.005	3,071.428	487.838	76.490	2.188	28.055
12-2040	2,069.3	6,724.0	840.5	1,113.929	2,841.236	451.276	76.490	2.188	28.055
12-2041	1,907.5	6,221.1	777.6	1,026.944	2,628.999	417.567	76.490	2.188	28.055
12-2042	1,772.6	5,800.5	725.1	954.436	2,451.504	389.375	76.490	2.188	28.055
S Tot	151,844.3	362,054.3	45,256.8	81,791.137	153,141.811	24,323.668	76.490	2.188	28.055
After	20,316.9	67,195.4	8,399.4	10,894.6	28,278.200	4,491.455	76.490	2.188	28.055
Total	172,161.2	429,249.7	53,656.2	92,685.701	181,420.011	28,815.122	76.490	2.188	28.055
Cum	.0	.0	.0						
Ult	172,161.2	429,249.7	53,656.2						

(11) End Mo-Year	(12) Oil Revenue M$	(13) Gas Revenue M$	(14) NGL Revenue M$	(15) Hedge Revenue M$	(16) Other Revenue M$	(17) Total Revenue M$	(18) Production Taxes M$	(19) Ad Valorem Taxes M$	(20) $/BOE6
12-2024	28,307.017	607.768	1,237.708	0.000	0.000	30,152.494	1,507.625	452.287	5.517
12-2025	430,159.574	12,686.871	25,836.560	0.000	0.000	468,683.005	23,434.150	7,030.245	5.944
12-2026	896,762.322	35,002.733	71,282.370	0.000	0.000	1,003,047.425	50,152.371	15,045.711	6.897
12-2027	1,124,800.653	50,089.754	102,006.790	0.000	0.000	1,276,897.197	63,844.860	19,153.458	7.662
12-2028	1,049,303.996	50,656.375	103,160.701	0.000	0.000	1,203,121.072	60,156.054	18,046.816	8.294
12-2029	646,952.834	40,440.223	82,355.710	0.000	0.000	769,748.766	38,487.438	11,546.231	9.717
12-2030	395,463.051	26,404.404	53,772.045	0.000	0.000	475,639.501	23,781.975	7,134.593	10.645
12-2031	290,751.683	19,853.607	40,431.476	0.000	0.000	351,036.766	17,551.838	5,265.551	10.776
12-2032	231,006.357	16,005.551	32,594.988	0.000	0.000	279,606.896	13,980.345	4,194.103	10.907
12-2033	190,676.954	13,355.587	27,198.388	0.000	0.000	231,230.930	11,561.546	3,468.464	11.323
12-2034	162,521.751	11,482.692	23,384.275	0.000	0.000	197,388.718	9,869.436	2,960.831	11.857
12-2035	141,461.349	10,067.350	20,501.958	0.000	0.000	172,030.657	8,601.533	2,580.460	12.630
12-2036	125,433.213	8,982.463	18,292.608	0.000	0.000	152,708.283	7,635.414	2,290.624	13.387
12-2037	112,015.755	8,065.575	16,425.383	0.000	0.000	136,506.713	6,825.336	2,047.601	14.184
12-2038	101,350.613	7,333.212	14,933.941	0.000	0.000	123,617.766	6,180.888	1,854.266	14.965
12-2039	92,476.816	6,720.564	13,686.295	0.000	0.000	112,883.674	5,644.184	1,693.255	15.749
12-2040	85,204.398	6,216.882	12,660.557	0.000	0.000	104,081.836	5,204.092	1,561.228	16.511
12-2041	78,550.924	5,752.489	11,714.829	0.000	0.000	96,018.241	4,800.912	1,440.274	17.330
12-2042	73,004.815	5,364.113	10,923.910	0.000	0.000	89,292.839	4,464.642	1,339.393	18.125
S Tot	6,256,204.074	335,088.214	682,400.492	0.000	0.000	7,273,692.781	363,684.639	109,105.392	9.577
After	833,325.177	61,875.274	126,007.766	0.000	0.000	1,021,208.217	51,060.411	15,318.123	27.827
Total	7,089,529.252	396,963.488	808,408.259	0.000	0.000	8,294,900.998	414,745.050	124,423.515	11.964

(21) End Mo-Year	(22) Operating Expense M$	(23) Wells Gross Count	(24) Wells Net Count	(25) Workover Expense M$	(26) 3rd Party COPAS M$	(27) Other Deductions M$	(28) Investment M$	(29) Future Net Cash Flow M$	(30) Cumulative Cash Flow M$	(31) Cum.Cash Flow Disc.@ 10.0% M$
12-2024	659.167	12	7.5	0.000	0.000	1,796.085	268,522.908	-242,785.577	-242,785.577	-228,112.610
12-2025	9,665.319	112	82.1	0.000	0.000	33,065.633	380,667.753	14,819.906	-227,965.672	-222,482.394
12-2026	27,395.623	228	168.3	0.000	0.000	83,238.750	603,848.556	223,366.410	-4,599.262	-55,363.290
12-2027	45,291.748	333	245.5	0.000	0.000	114,715.477	492,140.500	541,751.157	537,151.895	327,753.292
12-2028	52,022.811	420	305.2	0.000	0.000	113,587.734	45,956.000	913,351.654	1,450,503.549	915,097.602
12-2029	45,229.375	420	305.2	0.000	0.000	85,434.984	.000	589,050.734	2,039,554.283	1,260,604.688
12-2030	34,663.805	420	305.2	0.000	0.000	55,039.863	.000	355,019.265	2,394,573.548	1,448,612.597
12-2031	26,147.814	420	305.2	0.000	0.000	41,202.965	.000	260,868.600	2,655,442.148	1,573,569.867
12-2032	21,350.108	420	305.2	0.000	0.000	33,123.566	.000	206,958.773	2,862,400.920	1,663,269.130
12-2033	19,299.327	420	305.2	0.000	0.000	27,582.125	.000	169,319.467	3,031,720.388	1,729,674.208
12-2034	18,312.504	420	305.2	0.000	0.000	23,675.230	.000	142,570.718	3,174,291.105	1,780,287.181
12-2035	18,312.504	420	305.2	0.000	0.000	20,728.758	.000	121,807.403	3,296,098.509	1,819,427.206
12-2036	18,312.504	420	305.2	0.000	0.000	18,473.396	.000	105,996.345	3,402,094.853	1,850,253.081
12-2037	18,312.504	420	305.2	0.000	0.000	16,570.828	.000	92,750.445	3,494,845.298	1,874,665.738
12-2038	18,312.504	420	305.2	0.000	0.000	15,052.586	.000	82,217.521	3,577,062.819	1,894,254.662
12-2039	18,312.504	420	305.2	0.000	0.000	13,783.842	.000	73,449.889	3,650,512.708	1,910,095.926
12-2040	18,312.504	420	305.2	0.000	0.000	12,741.393	.000	66,262.620	3,716,775.328	1,923,031.178
12-2041	18,312.504	420	305.2	0.000	0.000	11,781.679	.000	59,682.872	3,776,458.200	1,933,576.169
12-2042	18,312.504	420	305.2	0.000	0.000	10,979.567	.000	54,196.734	3,830,654.934	1,942,244.432
S Tot	446,537.633			0.000	0.000	732,574.438	1,791,135.716	3,830,654.934	3,830,654.934	1,942,244.432
After	389,136.087			0.000	0.000	126,408.758	24,416.672	414,868.166	4,245,523.100	1,980,699.291
Total	835,673.721			0.000	0.000	858,983.250	1,815,552.389	4,245,523.100	4,245,523.100	1,980,699.291

SEC Price (1/31/2024)

Year	WTI Cushing Oil $/STB	Henry Hub Gas $/MMBTU
2024	77.50	2.554
Thereafter	Flat	Flat
Cap	77.50	2.554

Percent	Cum. Disc.
5.00	2,818,887.972
8.00	2,270,128.222
10.00	1,980,699.291
12.00	1,736,328.155
15.00	1,434,407.213
20.00	1,054,511.777
30.00	574,653.222
40.00	300,511.202
50.00	136,247.870

11 Months in first year 46.804 Year Life (11/2070)

APPENDIX
Explanatory Comments for Summary Tables

HEADINGS

Table I
Description of Table Information
Identity of Interest Evaluated
Property Description - Location
Reserve Classification and Development Status
Effective Date of Evaluation

FORECAST

(Columns)

(1) (11) (21)	Calendar or Fiscal years/months commencing on effective date.
(2) (3) (4)	Gross Production (8/8th) for the years/months which are economical. These are expressed as thousands of barrels (Mbbl) and millions of cubic feet (MMcf) of gas at standard conditions. Total future production, cumulative production to effective date, and ultimate recovery at the effective date are shown following the annual/monthly forecasts.
(5) (6) (7)	Net Production accruable to evaluated interest is calculated by multiplying the revenue interest times the gross production. These values take into account changes in interest and gas shrinkage.
(8)	Average (volume weighted) gross liquid price per barrel before deducting production-severance taxes.
(9)	Average (volume weighted) gross gas price per Mcf before deducting production-severance taxes.
(10)	Average (volume weighted) gross NGL price per barrel before deducting production-severance taxes.
(12)	Revenue derived from oil sales -- column (5) times column (8).
(13)	Revenue derived from gas sales -- column (6) times column (9).
(14)	Revenue derived from NGL sales -- column (7) times column (10).
(15)	Revenue derived from hedge sources.
(16)	Revenue not derived from column (12) through column (15); may include electrical sales revenue and saltwater disposal revenue.
(17)	Total Revenue – sum of column (12) through column (16).
(18)	Production-Severance taxes deducted from gross oil, gas and NGL revenue.
(19)	Ad Valorem taxes.
(20)	$/BOE6 – is the total of column (22), column (25), column (26), and column (27) divided by Barrels of Oil Equivalent ("BOE"). BOE is net oil production column (5) plus net gas production column (6) converted to oil at six Mcf gas per one bbl oil plus net NGL production column (7) converted to oil at one bbl NGL per 0.65 bbls of oil.
(22)	Operating Expenses are direct operating expenses to the evaluated working interest and may include combined fixed rate administrative overhead charges for operated oil and gas producers known as COPAS.
(23)	Average gross wells.
(24)	Average net wells are gross wells times working interest.
(25)	Work-over Expenses are non-direct operating expenses and may include maintenance, well service, compressor, tubing, and pump repair.
(26)	3rd Party COPAS are combined fixed rate administrative overhead charges for non-operated oil and gas producers.
(27)	Other Deductions may include compression-gathering expenses, transportation costs and water disposal costs.
(28)	Investments, if any, include re-completions, future drilling costs, pumping units, etc. and may include either tangible or intangible or both, and the costs for plugging and the salvage value of equipment at abandonment may be shown as negative investments at end of life.
(29) (30)	Future Net Cash Flow is column (17) less the total of column (18), column (19), column (22), column (25), column (26), column (27), and column (28). The data in column (29) are accumulated in column (30). Federal income taxes have not been considered.
(31)	Cumulative Discounted Cash Flow is calculated by discounting monthly cash flows at the specified annual rates.

MISCELLANEOUS

DCF Profile	• The cumulative cash flow discounted at six different interest rates are shown at the bottom of columns (30-31). Interest has been compounded monthly. The DCF's for the "Without Hedge" case may be shown to the left of the main DCF profile.
Life	• The economic life of the appraised property is noted in the lower right-hand corner of the table.
Footnotes	• Comments regarding the evaluation may be shown in the lower left-hand footnotes.
Price Deck	• A table of oil and gas prices, price caps and escalation rates may be shown in the lower middle footnotes.

APPENDIX

Methods Employed in the Estimation of Reserves

The four methods customarily employed in the estimation of reserves are (1) *production performance*, (2) *material balance*, (3) *volumetric* and (4) *analogy*. Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

Basic information includes production, pressure, geological and laboratory data. However, a large variation exists in the quality, quantity and types of information available on individual properties. Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc. As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data. The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

Production performance. This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance. The only information required is production history. Capacity production can usually be analyzed from graphs of rates versus time or cumulative production. This procedure is referred to as "decline curve" analysis. Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components. Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

Material balance. This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships. This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir. The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids. Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available. Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which makes this method generally applicable only to reservoirs where there is economic justification for its use. Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

Volumetric. This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place. The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location. The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods. These are most commonly newly developed and/or no-pressure depleting reservoirs. The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate inferred by other methods and a knowledge of the nature of the reservoir. Reserve estimates obtained by this method are generally considered to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

Analogy. This method, which employs experience and judgment to estimate reserves, is based on observations of similar situations and includes consideration of theoretical performance. The analogy method is a common approach used for "resource plays," where an abundance of wells with similar production profiles facilitates the reliable estimation of future reserves with a relatively high degree of accuracy. The analogy method may also be applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods. Reserve estimates obtained in this manner are generally considered to have a relatively low degree of accuracy.

Much of the information used in the estimation of reserves is itself arrived at by the use of estimates. These estimates are subject to continuing change as additional information becomes available. Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

APPENDIX

Reserve Definitions and Classifications

The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

"(22) **Proved oil and gas reserves**. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

"(i) The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

"(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

"(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

"(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

"(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

"(6) **Developed oil and gas reserves**. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

"(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

"(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

"(31) **Undeveloped oil and gas reserves**. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

"(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

"(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

"(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

"(18) **Probable reserves**. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

"(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

"(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

"(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

"(iv) See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below).

"(17) **Possible reserves**. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

"(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

"(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

"(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

"(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

"(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

"(vi) Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations."

Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that "a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S–K." This is relevant in that Instruction 2 to paragraph (a)(2) states: "The registrant is *permitted, but not required*, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item."

"(26) **Reserves**. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

"Note to paragraph (26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations)."